

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2002

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-8095

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

Dear Ms. Garrett:

This is in response to your letters dated January 24, 2002 and January 29, 2002 concerning the shareholder proposal submitted to Wal-Mart by Timothy D. Dickey. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Timothy D. Dickey
1365 Palmetto Road
Sparkman, Arkansas 71763-8808

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 29, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to an Associate Benefits Shareholder Proposal Submitted by Mr. Timothy D. Dickey (the "Proponent")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponent from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponent of its correction of the typographical error contained in the no-action request.

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponent. Thank you for your consideration.

Respectfully Submitted,



Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Mr. Timothy D. Dickey

005249.00034:645808.01



WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 24, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit an Associate Benefits Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by Mr. Timothy D. Dickey (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

On November 30, 2001, Wal-Mart received a letter from the Proponent requesting that the Proposal be included in Wal-Mart's 2002 Proxy Materials. The Proposal requests that Wal-

Mart's board of directors: (1) increase employee discounts; (2) increase Company contributions for employee stock purchases; (3) increase hourly pay for work on Sundays and holidays; (4) increase hourly pay for work on Fridays and Saturdays; (5) extend employee discounts across all Wal-Mart divisions; (6) allow the use of Wal-Mart gift cards for Internet purchases; (7) grant stock options to all employees; and (8) allow more employee control over merchandise displays in stores.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the ground that the Proposal relates to Wal-Mart's ordinary business operations.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal implicates both of the above-described policy considerations. The ability to make decisions about employee benefits is fundamental to management's ability to control the day-to-day operations of the Company, which function is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. See Delaware General Corporation Law § 141(a). Additionally, in evaluating employee benefits, Wal-Mart's management reviews a variety of criteria, with respect to which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments.

The Staff has consistently found that decisions with respect to employee compensation and employee benefits fall within the ordinary business ground for exclusion of a shareholder proposal. See, e.g., *The Boeing Co.* (November 21, 1985) (employee compensation and employee benefits); *Duquesne Light* (December 30, 1985) (determination of company retirement benefits); *McDonnell Douglas Corp.* (January 3, 1986) (employee relations, compensation and employee benefits); *Consolidated Edison Co.* (February 13, 1992) (general compensation issues; the proponents appealed this grant of no-action in *Austin v. Consolidated Edison Co. of N.Y., Inc.*, 788 F. Supp. 192 (S.D.N.Y. 1992) and were dismissed on summary judgment because the proposal was found to deal with compensation of employees generally, which is an "ordinary business" matter, rather than with senior executive compensation); *Minnesota Mining and Manufacturing Co.* (March 4, 1999) (general compensation matters); *Xerox Corp.* (March 31, 2000) (general employee compensation matters); and *OfficeMax, Inc.* (April 17, 2000) (customer and employee relations).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,



Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Mr. Timothy D. Dickey

Enclosures

005249.00034:641750.02

EXHIBIT A
PROPOSAL AND RELATED CORRESPONDENCE

August 04, 2001

Timothy D. Dickey
1365 Palmetto Road
Sparkman, Arkansas 71763-8808

Shareholder Proposal Regarding an Increase In Benefits For Employees and Customers

Whereas;

Most retail paying jobs in our company are on the same scale as other businesses in our industry, but we loose great workers to higher paying jobs in other industries. I propose the following changes be followed by our company to help not only our employees: our "Boss", the customers, and the image that the public has of our employees and stores, but to help our stores hire great employees from other companies and retain the ones we currently have on staff.

RESOLVED:

The shareholders request the following changes be implemented by the Board of Directors and/or Wal-Mart Stores Inc.

1). We increase the employee discount card amount from 10% to 20%.

2). We increase the company contribution for employee stock purchases from 15% to 25%.

3). We increase our hourly employees pay for Sunday and holiday work from $1.00 more per hour, back to the original, before 1994, 1½ times pay rate per hour for all current and future employees. An example: A hourly worker who has a pay of $10.00 per hour, would be for Sunday and holiday pay now $15.00 per hour.

4). We increase our hourly employees pay for Friday and Saturday work only to 1¼ times the rate of pay per hour for all current and future hourly employees. An example: A hourly worker who has a pay rate of $10.00 per hour would now be paid for Friday and Saturday work for $12.50 per hour.

5). One standard discount card for all employees. This card must work for all divisions not only for Wal-Mart stores but Sam Club stores, Wal-Mart and Sam Club internet sites and any different company that Wal-Mart Stores Inc., 100% fully own currently in a different name or be 100% vested in company stock in others in the future.

6). Allow the use of loaded Wal-Mart gift cards to be used for internet purchases by customers and employees on our Wal-Mart and/or Sam Club internet sites.

7). Allow the awarding of Stock Options for ALL EMPLOYEES. This benefit should not be just for the Executive Committee, Directors, President, VP's, and so on down to the District Managers of this company. This benefit should be for all employees; Hourly and Salaried personal that makes profits for our company. As an owner, the company should not differentiate an employee that works for the company for an amount by the hour compared to an employee that works for the company that works for an amount per month or per year.

8). Allow more employee control of displaying of merchandise in their stores.

SUPPORTING STATEMENTS

These statements shall be supported in the order that they were proposed.

1). Since I worked for this company for 15 years, from July 1986 to July of 2001, I have witnessed a gradual increase in our local, state, and federal tax base. This increase has eroded our discount card privileges. I believe that where I worked was just the same as in middle America. Not to rich and not to poor. I realize that in other parts of our country this isn't the case. The discount card may at some store locations not even pay for all the taxes imposed on merchandise purchased by our employees. I would like to see the company purchase discount amount increase for a hopefully long term solution for our employees. This in the long term will increase profits for the company by an increase in our employee spending from purchases in our stores.

2). With the increase in employee contributions, more employees will become owners and become more involved with the progress of the profits in our company. The stock of price will go up and this will benefit all holders of stock. There are other businesses that contend for our current employees. These companies may match dollar per dollar an employee stock contribution as an incentive for employment. Hopefully this may show other companies that we believe in our workers and that they are very important. With this small increase, we would like to have them remain with our company for a long time.

3). and 4).

With current gallop polls showing our customers being dissatisfied with the jobs we do in checking them out fast enough for not only the store I formally worked at but company wide. I believe is currently correlated with how we are able to staff for our busiest times of the week, the weekends and holidays. As a Customer Service

Manager for many years, I have been witnessed to on–going breakdowns in coverage for our customers. This has been due to lack of available workers wanting to work weekends for the pay that they will receive.
For the store that I worked for many years, Saturday was first in retail sales with Sunday being ranked third in sales for the week. These two days would make our sales for the week when we had enough workers for store wide coverage. Friday was ranked second in sales for the week. Friday could break our sales for the week when there wasn't enough available coverage to fill. I believe that a committed weekend and holiday sales force is crucial for the continued future profits for our company. As the saying is, "So goes the weekend and holiday sales, so goes the store." This statement should not be taken lightly because of information passed between Customer Service Managers in stores from great distances. This is not just a problem in my former store, or district. I feel that this problem is company wide because we rely mostly on young high school and collage age workers to fill in weekend and holiday positions. This causes more than the average telephone calls from workers of not coming in to work during weekend days and holidays. With a chance at greater pay during Friday, Saturday and Sunday, this would have an effect of increasing the able bodied work force pool of collage age workers during these special work days by workers wanting the extra pay per hour. This isn't a complete cure all but I believe a small step that we must take towards the goal of bringing in more customers and correcting an image problem in our stores of long lines with few workers on staff in our stores to work with them.

5). With the company going online, that all employees should have access to their discount card privileges for Wal–Mart purchases online. This will increase profits for the online business from employee purchases of products not found in their local stores.

6). There is a market that is untapped by our online business that should be taken advantage of by the use of gift cards being used by our customers and employees for online purchases. This will allow for instant purchases just like Merchant cards: VISA, MASTERCARD, DISCOVER, AMERICAN EXPRESS, and any BANK DEBIT CARDS. This will provide security for our customers and allow him or her to make more purchases online. This makes just good business sense for our company

7). If any employee, from the leaders to the lowest employee makes a greater than normal contribution towards our store or stores making profits, then this employee, should be rewarded with stock options for future stock purchases. It doesn't improve the total employee moral for only the upper leaders and/or richest owners or directors to reward themselves with stock options, just because Wal–Mart Stores Inc. may or may not make a profit. All employees work toward the common goal of producing a profit in their stores and for the company. If we are to reward employees with stock options for great work then it should be for all employees, hourly and salaried that do great work and not just a current select salaried employees selected by the nominating committee.

The public and employee owners don't appreciate other employees rewarding themselves with more money when they may make anywhere from 10 to 100 times or more the average take home pay of an average employee in the company just because they can. All this practice does is lowers the current tax bracket for the richest employees and guarantees future income of the employees in the higher paid tax brackets with income taxes to be paid at a later date.

8). The company is moving toward a one store image that will be displayed in the coming years. I believe that this is a wrong idea. Each employee is an individual and not a generic worker, just like each store is in the community it was built in. We perceive all persons, places and things on their appearance. This is how we should work towards in our stores. Each community is different and how we display and handle merchandise should also be different in each store. What may sell or be displayed in one store in a certain location, may not work in another in a different town or state due to purchasing taste. By going with the flow, our stores will be able to feed the consumer taste for our merchandise, and not have an appearance of an out dated concept of a high end department store chain like DILLARDS or SEARS as an example. We used to thrive on different ideas in promoting products at store level. Now we have to hope that a corporate idea is good enough to generate strong sales in all stores. This general corporate store concept idea is something that the founder of this company would frown upon.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

The proposal requests that the board implement specified changes involving employee discounts, company contributions to employee purchases of stock, hourly pay, the use of Wal-Mart gift cards, stock option grants and "employee control of displaying of merchandise in their stores."

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., employee benefits, general compensation matters, the determination as to how gift cards may be used and employee relations). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Lillian K. Cummins
Attorney-Advisor